Exhibit 12.1

CONCHO RESOURCES INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30, 2017	Years Ended December 31,
(in millions, except ratios)		2016	2015	2014	2013	2012
Income (loss) from continuing operations before income taxes	$1,266	$(2,339)	$97	$856	$357	$659
Interest expense	79	204	215	217	219	183
Rental expense attributable to interest	2	3	3	2	2	2

Earnings	$1,347	$(2,132)	$315	$1,075	$578	$844

Interest expense	$79	$204	$215	$217	$219	$183
Capitalized interest	—	—	5	2	—	—
Rental expense attributable to interest	2	3	3	2	2	2
Preferred stock dividends	—	—	—	—	—	—

Fixed charges and preferred stock dividends	$81	$207	$223	$221	$221	$185

Ratio of earnings to fixed charges(a)	16.63	(b)	1.41	4.86	2.62	4.58

Ratio of earnings to fixed charges and preferred stock dividends(c)	16.63	(b)	1.41	4.86	2.62	4.58

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•	earnings include income (loss) from continuing operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.

(b)	Due to our loss from operations before income taxes for the year ended December 31, 2016, the ratio coverage was less than 1:1. To achieve ratio coverage of 1:1, we would have needed additional earnings of approximately $2.3 billion.
(c)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

•	earnings include income (loss) from continuing operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges and preferred stock dividends consist of interest expense, capitalized interest, the portion of rental expense deemed to be representative of the interest component of rental expense and preferred stock dividends.